Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

September 16, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	Prosperity Bancshares, Inc.
Draft Registration Statement on Form S-4
Filed August 23, 2019
File No. 333-233443

Dear Ms. Livingston:

Please accept this letter as the response of Prosperity Bancshares, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) from our telephonic correspondence with the Division of Corporation Finance on August 30, 2019 and September 4, 2019 with respect to the Company’s Registration Statement on Form S-4 filed August 23, 2019 (the “Initial Registration Statement”). The Company is concurrently filing with the Commission Amendment No. 1 to the Initial Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comment.

For ease of reference, we have repeated the Staff’s comment below in italics, followed by the response of the Company.

Exhibits and Financial Statement Schedules

Please file the employment agreement of Kevin J. Hanigan as an exhibit to the Registration Statement or explain why it is not required.

Response

The Company filed the complete text of Mr. Hanigan’s employment agreement as Exhibit 10.1 to its Current Report on Form 8-K filed on June 20, 2019, which is incorporated by reference in the Initial Registration Statement.

The Company respectfully submits that Mr. Hanigan’s employment agreement, which will be effective upon and is subject to the closing of the merger, is not required to be filed as an exhibit to the Company’s Registration Statement on Form S-4 because Item 601(b)(10) of Regulation S-K is not applicable to the Registration Statement. Footnote 1 to the exhibit table set forth in Item

United States Securities and Exchange Commission

September 16, 2019

601(a) states that an exhibit need not be provided if (1) an election has been made under Form S-4 to provide information about the registrant at a level prescribed by Form S-3 and (2) Form S-3 would not require the registrant to provide such exhibit if it were registering a primary offering. An election has been made under Form S-4 to provide information in the Form S-4 about Prosperity at a level prescribed by Form S-3, and Item 601(b)(10) is inapplicable to a Form S-3 registration statement. (See Response Letters from Franklin Financial Network Inc. dated January 24, 2018, First Midwest Bancorp, Inc. dated October 18, 2016 and January 15, 2016, Prosperity Bancshares, Inc. dated November 3, 2015 and PacWest Bancorp dated May 19, 2015.)

Moreover, while Item 5 of Schedule 14A requires the interests of certain persons to be described in the Form S-4, it does not require new agreements with the acquiror to be filed as an exhibit to the Form S-4.

However, in light of the Staff’s comment, we have added Mr. Hanigan’s employment agreement as Exhibit 10.1 to Revised Registration Statement and incorporated such agreement by reference to the Company’s Current Report on Form 8-K filed on June 20, 2019.

* * *

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact William S. Anderson of Bracewell LLP, the Company’s counsel, at (713) 221-1122 or the undersigned at (281) 269-7205. Thank you for your review.

Sincerely,

/s/ Charlotte M. Rasche
Charlotte M. Rasche Executive Vice President and General Counsel

cc:	William S. Anderson

Bracewell LLP

711 Louisiana, Suite 2300

Houston, Texas 77002

(713) 221-1122